WORLD WIDE RELICS, INC.

817 West End Avenue, Suite 3C

New York, NY 10025

(646) 259-1009

December 16, 2009

VIA FACSIMILE (202-772-9202) AND EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Janice McGuirk, Esq.

Re:

World Wide Relics, Inc. (the “Company”)

Amendment No. 5 to Form S-1 filed December 11, 2009

File No.: 333-159028

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), World Wide Relics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 1.00 p.m., Eastern Time, Friday, December 18, 2009, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

World Wide Relics, Inc.

By:	/s/ Edward Todd Owens
Edward Todd Owens
Chief Executive Officer